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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

NZ Corporation (Name of Issuer)
Common Stock, no par value (Title of Class of Securities)
629497108 (CUSIP Number)
Phil Radlick Chief Executive Officer Lipid Sciences, Inc. 7068 Koll Center Parkway, Suite 401 Pleasanton, California 94566 (925) 249-4000	with a copy to: Joseph M. Lesko Heller Ehrman White & McAuliffe, LLP 4350 La Jolla Village Dr., 7th Floor San Diego, California 92122 (858) 450-8400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 29, 2001 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page   shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 629497108	SCHEDULE 13D	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	Lipid Sciences, Inc.	I.D. No. 52-2171573

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	/ /
		(b)	/ /

3	SEC USE ONLY

4	SOURCE OF FUNDS*
WC and OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
0

		8	SHARED VOTING POWER
2,985,584 (1)

		9	SOLE DISPOSITIVE POWER
0

		10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,985,584 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*/ /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.8%

14	TYPE OF REPORTING PERSON*
CO

*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 629497108	SCHEDULE 13D	Page 3 of 4 Pages

    (1) Lipid Sciences, Inc. ("Lipid") has entered into a Stock Purchase Agreement, dated July 9, 2001 (the "Stock Purchase Agreement"), with Sun NZ, L.L.C. ("Sun NZ"), pursuant to which Sun NZ has (1) agreed to sell 1,505,402 shares (the "Purchased Shares") of NZ Corporation's common stock to Lipid at a price per share of $8.00; (2) agreed to vote all of the shares of NZ Corporation's common stock held of record or beneficially owned by Sun NZ or over which Sun NZ has the right to direct the vote (together the "Voting Securities"), under the terms of the Stock Purchase Agreement as follows: (a) in favor of the Merger Agreement (as defined herein) and the Merger (as defined herein), the approval of the terms thereof and all the transactions contemplated thereby, and any other transaction proposed by NZ Corporation (the "Issuer"), including, but not limited to voting in favor of each of the proposals to (i) change the name of the Issuer to "Lipid Sciences, Inc.," (ii) increase the capitalization of the Issuer, (iii) elect the persons specified in the Merger Agreement as directors of the Issuer, (iv) eliminate the provision in the Issuer's Articles of Incorporation (the "Articles") that each director must also be a stockholder of the Issuer, (v) add a provision to the Articles relating to Sun NZ's right to nominate persons to the Issuer's board of directors, and (vi) approve the Issuer's 2001 Performance Equity Plan; (b) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement or of Sun NZ under the Stock Purchase Agreement; and (c) against any of the following, except as contemplated in the Merger Agreement: (i) any extraordinary corporate transaction or (ii) a sale or transfer of a material amount of assets of the Issuer or its subsidiaries and affiliates or a reorganization, recapitalization or liquidation of the Issuer; and (3) granted to Lipid an irrevocable proxy to vote Sun NZ's shares of Issuer's common stock in a manner consistent with (2) above.

    Lipid's power to direct the voting of the Voting Securities will be revoked if the "fundamental economic provisions" of the Merger Agreement are modified by the Issuer and Lipid. "Fundamental economic provisions" means the following: (i) the conversion ratio of 1.55902 set forth in the Merger Agreement is increased, (ii) the Right as provided in Section 1.6(c)(ii) of the Merger Agreement is eliminated, (iii) the initial Closing Price of $12 is decreased, the period of 20 days is decreased, the Minimum Volume of 1,500,000 is decreased or the number of days in the Hundred Day Average price is changed, each as set forth in Section 1.6(c)(iii) of the Merger Agreement, (iv) the opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. is withdrawn prior to the Effective Time of the Merger (as defined in the Merger Agreement), (v) the provisions of Section 5.8 of the Merger Agreement are modified to not appoint the persons who are the nominees of Sun NZ, (vi) the provisions of Sections 5.17 or 5.18 of the Merger Agreement are modified, (vii) the dollar amounts set forth in Section 9.2 of the Merger Agreement are modified as follows, the $200,000 amount is increased or the $650,000 amount is decreased, and (viii) any other provision that modifies the fundamental rights or obligations of the Issuer or Lipid.

Item 1.  Security and Issuer.

    This statement constitutes Amendment No. 2 ("Amendment No. 2") to the statement on Schedule 13D filed by Lipid Sciences, Inc., a Delaware corporation ("Lipid") with the Securities and Exchange Commission on July 19, 2001 (the "Original Schedule 13D") as amended by Amendment No. 1 dated September 24, 2001 and filed on September 27, 2001 ("Amendment No. 1") (as so amended, the "Schedule 13D"). This Amendment No. 2 relates to shares of common stock, no par value, of NZ Corporation, an Arizona corporation (the "Issuer"). The principal executive offices of the Issuer are located at 333 North 44th Street, Suite 420, Phoenix, Arizona 85008. All capitalized terms not otherwise defined herein shall have the same meanings as those set forth in the Original Schedule 13D. Except as amended and supplemented hereby, the statements contained in the Schedule 13D as heretofore filed with the Securities and Exchange Commission, are hereby reaffirmed and shall remain in effect.

CUSIP No. 629497108	SCHEDULE 13D	Page 4 of 4 Pages

Item 3.  Source and Amount of Funds and Other Consideration.

    Lipid has entered into a Stock Purchase Agreement with Sun NZ, L.L.C. ("Sun NZ"), dated July 9, 2001 (the "Stock Purchase Agreement"), to purchase 1,505,402 shares of the Issuer's common stock from Sun NZ. The amount of funds to be used to purchase the shares of the Issuer's common stock is $12,043,216. The source of funds to purchase the shares of the Issuer's common stock will be from Lipid's working capital in the amount of $2,043,216 and a loan from National Bank of Arizona ("Lender") in the amount of $10,000,000. Lipid and the Lender entered into a Loan and Security Agreement on November 29, 2001. The loan is due and payable upon the earlier of (i) three days after November 29, 2001 or (ii) the date Lipid purchases the Purchased Shares. The Lender has a security interest in a deposit account Lipid shall maintain with the lender and in the Purchased Shares. Lipid will repay the loan with funds from the working capital of the surviving corporation in the Merger.

Item 7.  Material to be Filed as Exhibits.

    Exhibit 1  Loan and Security Agreement, dated November 29, 2001, between National Bank of Arizona and Lipid Sciences, Inc.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 29, 2001

LIPID SCIENCES, INC.
By:	/s/ PHIL RADLICK Phil Radlick, President and Chief Executive Officer

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  Item 1. Security and Issuer.
  Item 3. Source and Amount of Funds and Other Consideration.
  Item 7. Material to be Filed as Exhibits.
SIGNATURE